ARTICLES OF AMENDMENT

TO THE

SECOND AMENDED AND

RESTATED ARTICLES OF INCORPORATION

OF

SUPERTEL HOSPITALITY, INC.

DESIGNATING THE

SERIES B CUMULATIVE PREFERRED STOCK

The undersigned corporation pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes the following Articles of Amendment and sets forth:

1.	The name of the corporation (which is hereinafter referred to as the “Corporation”) is Supertel Hospitality, Inc.
2.

The amendment adds Article XI (attached hereto) to the Corporation’s Second Amended and Restated Articles of Incorporation and thereby creates a series of Preferred Stock (the “Series B Cumulative Preferred Stock”), and states the designation and number of shares in the series and fixes the preferences, limitations and relative rights thereof.

3.

Pursuant to a written consent in lieu of a special meeting, the Board of Directors of the Corporation duly adopted the amendment to the Corporation’s Second Amended and Restated Articles of Incorporation on May 29, 2008. Shareholder approval is not required.

Dated: May 29, 2008	Supertel Hospitality. Inc.

	By:	/s/ Paul J. Schulte
Name: Paul J. Schulte Title: President and Chief Executive Officer

Articles of Amendment

XI

A.	Terms of the Series B Cumulative Preferred Stock.

1. Designation and Number. A series of Preferred Stock, designated the “Series B Cumulative Preferred Stock”, is hereby established. The number of authorized shares of Series B Cumulative Preferred Stock shall be 800,000.

2. Maturity. The Series B Cumulative Preferred Stock has no stated maturity and will not be subject to any sinking fund or, except in the event of a Change of Control (as defined below), mandatory redemption.

3. Rank. The Series B Cumulative Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) prior or senior to the Common Stock issued by the Corporation; (b) prior or senior to all classes or series of Preferred Stock issued by the Corporation, the terms of which specifically provide that such shares rank junior to the Series B Cumulative Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation, (c) on a parity with the Series A Convertible Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation and with all classes or series of shares of Preferred Stock issued by the Corporation, the terms of which specifically provide that such shares rank on a parity with the Series B Cumulative Preferred Stock (the “Parity Shares”) and (d) junior to all existing and future indebtedness of the Corporation.

4. Dividends.

(a) Holders of Series B Cumulative Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors of the Corporation, or a duly authorized committee thereof, and declared by the Corporation out of funds of the Corporation legally available for payment, preferential cumulative cash dividends at the rate of 10.0% per annum of the Liquidation Preference (as defined below) per share (equivalent to a fixed annual amount of $25.00 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (or, if not a Business Day (as defined below), the next succeeding Business Day, each a “Dividend Payment Date”) for the period ending on such Dividend Payment Date, commencing on the date of issue. “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close. The first dividend on Series B Cumulative Preferred Stock will be paid on June 30, 2008 with respect to the period beginning on the date of issue and ending on June 30, 2008 and will be less than a full quarter payment. Any dividend payable on the Series B Cumulative Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on the share records of the Corporation at the close of business on the applicable record date, which shall be the fifteenth day of March, June, September or December, as the case may be, immediately preceding the applicable Dividend Payment Date or such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

(b) No dividends on Series B Cumulative Preferred Stock shall be authorized by the Board of Directors of the Corporation or declared or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding the foregoing, dividends on the Series B Cumulative Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not such dividends are declared and whether or not such dividends are prohibited by agreement. Accrued but unpaid dividends on the Series B Cumulative Preferred Stock will accumulate but will not bear interest. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any other class or series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series B Cumulative Preferred Stock (other than a dividend payable in capital stock of the Corporation ranking junior to the Series B Cumulative Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B Cumulative Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Cumulative Preferred Stock and the shares of any other class or series of Preferred Stock ranking on a parity as to dividends with the Series B Cumulative Preferred Stock, all dividends declared upon the Series B Cumulative Preferred Stock and any other class or series of Preferred Stock ranking on a parity as to dividends with the Series B Cumulative Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Cumulative Preferred Stock and such other class or series of Preferred Stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Cumulative Preferred Stock and such other class or series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

(d) Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B Cumulative Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than a dividend payable in capital stock of the Corporation ranking junior to the Series B Cumulative Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other class or series of capital stock of the Corporation ranking junior to or on a parity with the Series B Cumulative Preferred Stock as to dividends or upon liquidation, nor shall the Common Stock, or any other class or series of capital stock of the Corporation ranking junior to or on a parity with the Series B Cumulative Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for any other class or series of capital stock of the Corporation ranking junior to the Series B Cumulative Preferred Stock as to dividends and upon liquidation or redemption for the purpose of preserving the Corporation’s qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”) or complying with the provisions of Article IX hereof). Holders of Series B Cumulative Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B Cumulative Preferred Stock as provided above. Any dividend payment made on the Series B Cumulative Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Accrued but unpaid dividends on the Series B Cumulative Preferred Stock will not bear interest.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Series B Cumulative Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share (the “Liquidation Preference”) in cash, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of the Corporation’s Common Stock or any other class or series of capital stock of the Corporation that ranks junior to the Series B Cumulative Preferred Stock as to liquidation rights. The Corporation will promptly provide to the holders of the Series B Cumulative Preferred Stock written notice of any event triggering the right to receive such Liquidation Preference. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into the Corporation, the sale, lease or conveyance of all or substantially all of the property or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise is permitted under Virginia law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of capital stock of the Corporation whose preferential rights upon distribution are superior to those receiving the distribution.

(b) If upon any liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation, or proceeds thereof, distributable among the holders of Series B Cumulative Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Cumulative Preferred Stock and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series B Cumulative Preferred Stock and any such other Parity Shares if all amounts payable thereon were paid in full.

(c) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series B Cumulative Preferred Stock and any Parity Shares, the holders of the Series B Cumulative Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation.

6. Redemption.

(a) The Series B Cumulative Preferred Stock is not redeemable at the Corporation’s option prior to June 3, 2013 except upon a Change of Control or pursuant to the provisions of Article IX hereof. The Corporation, upon not less than 30 nor more than 60 days’ written notice, may at its option on or after June 3, 2013 redeem the Series B Cumulative Preferred Stock, in whole or in part, at any time or from time to time, and shall upon a Change of Control redeem each outstanding share of Series B Cumulative Preferred Stock, in all cases for cash at a redemption price equal to the Liquidation Preference per share, plus all accrued and unpaid dividends thereon to the date of redemption, without interest.

If notice of redemption of any of the Series B Cumulative Preferred Stock has been given and if the funds necessary for such redemption have been set aside, separate and apart from other funds, by the Corporation in trust for the pro rata benefit of the holders of any Series B Cumulative Preferred Stock so called for redemption, then from and after the date of redemption dividends will cease to accrue on such Series B Cumulative Preferred Stock, such Series B Cumulative Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Cumulative Preferred Stock is to be redeemed, the Series B Cumulative Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation.

(b) Unless full cumulative dividends on all Series B Cumulative Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B Cumulative Preferred Stock shall be redeemed unless all outstanding Series B Cumulative Preferred Stock is simultaneously redeemed and the Corporation shall not purchase or otherwise acquire, directly or indirectly, any Series B Cumulative Preferred Stock (except by exchange for any other class or series of capital stock of the Corporation ranking junior to the Series B Cumulative Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Corporation of any Series B Cumulative Preferred Stock in accordance with Article IX hereof, or the purchase or acquisition of Series B Cumulative Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Cumulative Preferred Stock. Subject to applicable law and the limitation on purchases when dividends on the Series B Cumulative Preferred Stock are in arrears, the Corporation shall be entitled at any time and from time to time to repurchase any Series B Cumulative Preferred Stock by tender, by private agreement and in open-market transactions duly authorized by the Board of Directors of the Corporation.

(c) Notice of redemption of the Series B Cumulative Preferred Stock shall be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the date of redemption. A similar notice shall be mailed by the Corporation by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the date of redemption, addressed to each holder of record of the Series B Cumulative Preferred Stock to be redeemed at such holder’s address as the same appears on the share records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series B Cumulative Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the date of redemption; (ii) the redemption price; (iii) the number of shares of Series B Cumulative Preferred Stock to be redeemed; (iv) the place or places where the Series B Cumulative Preferred Stock is to be surrendered for payment of the redemption price; and (v) dividends will cease to accrue on the redemption date.

(d) Immediately prior to any redemption of Series B Cumulative Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends through the date of redemption, unless a date of redemption falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Cumulative Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

(e) All Series B Cumulative Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Stock, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Stock in accordance with the applicable provisions of these Articles of Incorporation.

(f) A “Change of Control” shall be deemed to have occurred at such time as (i) a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 35% of the total voting power of the total Voting Stock of the Corporation on a fully diluted basis; (ii) the date the Corporation sells, transfers or otherwise disposes of all or substantially all of the assets of the Corporation; and (iii) the date of the consummation of a merger or share exchange of the Corporation with another corporation where the shareholders of the Corporation immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares entitling such shareholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all shareholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Board of Directors of the Corporation immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting Stock” shall mean capital stock of any class or kind having the power to vote generally for the election of directors of the Corporation.

7.	Voting Rights.

(a) Holders of the Series B Cumulative Preferred Stock will not have any voting rights, except as set forth below.

(b) Whenever dividends on any Series B Cumulative Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive (a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors of the Corporation shall increase by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined)). The holders of such Series B Cumulative Preferred Stock (voting separately as a class with all other classes or series of Preferred Stock ranking on a parity with the Series B Cumulative Preferred Stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable (“Parity Preferred”)) will be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of a total of two additional directors of the Corporation (the “Preferred Stock Directors”) at a special meeting called by the holders of record of at least 20% of the Series B Cumulative Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting at which a Preferred Stock Director is to be elected until up to twelve months after all dividends accumulated on such Series B Cumulative Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event the directors of the Corporation are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to ensure that the number of directors in each of the classes of directors are as equal as possible. Within twelve months after all accumulated dividends and the dividend for the then current dividend period on the Series B Cumulative Preferred Stock shall have been paid in full or declared and set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on the Series B Cumulative Preferred Stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate (within twelve months thereafter) and the number of directors then constituting the Board of Directors of the Corporation shall decrease accordingly. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Series B Cumulative Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Cumulative Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c) So long as any shares of Series B Cumulative Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of Series B Cumulative Preferred Stock entitled to cast at least two-thirds of the votes entitled to be cast by the holders of the Series B Cumulative Preferred Stock, given in person or by proxy, either in writing or at a meeting (voting separately as a class):

(i) amend, alter, repeal or make other changes to the provisions of these Articles of Incorporation setting forth the terms of the Series B Cumulative Preferred Stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Cumulative Preferred Stock or the holders thereof; or

(ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock or rights to subscribe to or acquire any class or series of capital stock or any class or series of capital stock convertible into any class or series of capital stock, in each case ranking senior to the Series B Cumulative Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or otherwise, or reclassify any shares of capital stock into any such shares;

provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series B Cumulative Preferred Stock (or any equivalent class or series of stock or shares issued by the surviving corporation, trust or other entity in any merger or consolidation to which the Corporation became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series B Cumulative Preferred Stock; and provided, further, that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other class or series of Preferred Stock, (ii) any increase in the amount of the authorized shares of such series, in each case ranking on a parity with or junior to the Series B Cumulative Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or (iii) any merger or consolidation in which the Corporation is not the surviving entity if, as a result of the merger or consolidation, the holders of Series B Cumulative Preferred Stock receive cash in the amount of the Liquidation Preference in exchange for each of their shares of Series B Cumulative Preferred Stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(d) With respect to the exercise of the above described voting rights, each share of Series B Cumulative Preferred Stock shall have one vote per share, except that when any other class or series of capital stock shall have the right to vote with the Series B Cumulative Preferred Stock as a single class, then the Series B Cumulative Preferred Stock and such other class or series of capital stock shall each have one vote per $10.00 of liquidation preference.

(e) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Cumulative Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

8.

Articles of Incorporation and Bylaws.

The rights of all holders of the Series B Cumulative Preferred Stock and the terms of the Series B Cumulative Preferred Stock are subject to the provisions of these Articles of Incorporation and the Bylaws of the Corporation, including, without limitation, the restrictions on transfer and ownership contained in Article IX of these Articles of Incorporation.

B.	Exclusion of Other Rights.

Except as may otherwise be required by applicable law, the Series B Cumulative Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, other than those specifically set forth in Article XI of these Articles of Incorporation (as such article may be amended from time to time) and in the other articles of these Articles of Incorporation. The Series B Cumulative Preferred Stock shall have no preemptive or subscription rights.

C.	Headings of Subdivisions.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

D.	Severability of Provisions.

If any voting powers, preferences or relative, participating, optional and other special rights of the Series B Cumulative Preferred Stock or qualifications, limitations or restrictions thereof set forth in Article XI of these Articles of Incorporation (as such article may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series B Cumulative Preferred Stock and qualifications, limitations and restrictions thereof set forth in Article XI of these Articles of Incorporation (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Series B Cumulative Preferred Stock or qualifications, limitations and restrictions thereof shall be given such effect. None of the voting powers, preferences or relative participating, optional or other special rights of the Series B Cumulative Preferred Stock or qualifications, limitations or restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special right of Series B Cumulative Preferred Stock or qualifications, limitations or restrictions thereof unless so expressed herein.